Registration Statement 333-130051
Filed Pursuant to Rule 433

[Headline] JPMorgan wins U.S. Structurer Award

[Photo of Scott Mitchell]

[Descriptor for photo] Scott Mitchell, Executive Director, JPMorgan Structured Investments

[Awards logo]

We are delighted to share with you the news that Structured Products magazine recently announced its 2008 Americas awards and JPMorgan has been named ‘U.S. Structurer of the Year’.

We would like to thank our clients, industry partners and others in the broker dealer, registered investment advisor, and private banking community who have helped JPMorgan achieve this public recognition of our success in structured investments.

Structured Products magazine highlighted, in particular, the strength of our cross-asset platform, quoting one of our leading U.S. distribution partners: “Compared to other providers, the bank has been able to maintain a high level of service across asset classes”.

The magazine also commented on JPMorgan’s commitment to developing the market for the longer term, citing a key distributor client: “In our opinion, JPMorgan has taken the right approach to the market, with more transparency than most other desks, and a very long term approach in terms of thinking about where the products will be in five years”.

It is with great pleasure that last year our experienced team in the Americas brought our derivatives expertise, structuring capabilities and marketing services to over 1,500 offerings with a notional value of over $8 billion.

Whether our clients’ goals are to reduce risk, outperform in range bound markets, enhance yield, monetize a tactical view or gain access to hard to reach underlyings, JPMorgan has continually proven its ability to deliver best in market solutions with structured investments.

JPMorgan has been at the forefront of the structured investments industry in the U.S., creating  new and innovative underlyings such as “C-IGAR” (Commodity Investable Global Asset Rotator), which provides access to a proprietary, momentum based, commodities trading strategy.  We continue to bring new pay-offs to the market,  recently introducing “Principal Protected Asset Allocation Notes” to provide investors with 100% uncapped, point-to-point participation in the best performing of three reference portfolios each consisting of bond, equity, commodity and FX underlyings.

JPMorgan has led the industry in providing education and marketing support.   Clients have access to a dedicated desk hotline staffed by structured investment experts, onsite presentations, web based conference calls, and a dedicated secondary market trading team.  A comprehensive ‘Solution Series’ of educational materials is accessible to advisors and clients via our website, jpmorgan.com/si.   The website also features an interactive educational module and secondary market pricing.

As we move forward in 2008, JPMorgan is uniquely positioned to service its structured investments clients.   In addition to our fortress balance sheet and strong credit ratings, we will continue to invest in our issuance platforms, educational campaigns, pricing, execution and structuring capabilities, as well as the people who have proven to be so significant to our success.

We appreciate the contributions of our clients and the market participants globally who worked in close consultation with us in developing our program.   For those of you who are new to the program, we look forward to furthering our relationship with you.

[Scott’s Mitchell’s signature]

To learn more, please call 1 800 576 3529 or visit our website at jpmorgan.com/si

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Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns.
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